Exhibit (a)(5)(v)

EFiled: Jun 6 2012 7:11PM EDT
Transaction ID 44670351
Case No. 7602-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHRISTOPHER R. WALSH, on Behalf of	) C. A. No.
Himself and All Others Similarly Situated,	)
)
Plaintiff,	) CLASS ACTION
v.	)
)
THE TALBOTS, INC., TRUDY F.	)
SULLIVAN, GARY M. PFEIFFER,	)
SUSAN M. SWAIN, JOHN W. GLEESON,	)
MARJORIE L. BOWEN, ANDREW H.	)
MADSEN, SYCAMORE PARTNERS	)
MANAGEMENT, L.L.C., TLB HOLDINGS	)
LLC, and TLB MERGER SUB INC.,	)
)
Defendants.	)
)

VERIFIED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff, Christopher R. Walsh, in this Verified Complaint for Breach of Fiduciary Duty, alleges the following on information and belief, except as to the allegations specifically pertaining to plaintiff which are based on personal knowledge.

NATURE AND SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the holders of The Talbots, Inc. (“Talbots” or the “Company”) common stock against Talbots, the Company’s Board of Directors (the “Board”), Sycamore Partners Management, L.L.C. (“Sycamore”), TLB Holdings LLC (“TLB”), and TLB Merger Sub Inc. (“Merger Sub”). This matter arises out of defendants’ agreement to sell Talbots to Sycamore pursuant to an unfair process and for an unfair price (the “Proposed Acquisition”). The Proposed Acquisition calls for Sycamore to acquire the Company through a tender offer at $2.75 per share (the “Proposed Consideration”). In pursuing the unlawful plan to sell Talbots to Sycamore, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty and due care owed to plaintiff and the proposed Class (as defined herein).

2.             Talbots, a Delaware corporation, is a specialty retailer of women’s apparel, accessories, and shoes through approximately 516 Talbots stores in the United States and Canada and online via the Company’s website. While the Company has struggled recently, Talbots is in the midst of executing a turnaround plan and, according to Sycamore’s Managing Partner Stefan Kaluzny, “Talbots has significant potential and remains a premier, storied brand.”

3.             Recognizing this potential, on December 6, 2011, Sycamore announced a proposal to acquire Talbots for $3 per share, and indicated that it would be willing to increase its offer upon review of the Company’s books.  Two weeks later, on December 20, 2011, Talbots rejected Sycamore’s offer after concluding that “the proposal was inadequate and substantially undervalue[d] the Company.”  Talbots did, however, open its books to Sycamore and entered into a confidentiality agreement with Sycamore on January 27, 2012.

4.             In the months that followed, numerous equity analysts validated the Board’s position by reporting valuations for Talbots significantly in excess of the offer that the Board rejected. Analysts at Oppenheimer & Co. Inc. (“Oppenheimer”) set a $4 per share target price for the Company, analysts at Sterne Agee & Leach Inc. (“Sterne Agee”) set a likely range of up to $6 per share for an acquisition of Talbots, and an analyst at Lazard Capital Markets (“Lazard”) said $3 per share was “too low” and that the Company was worth $7 to $11 per share.  This optimism in the Company’s ability to turn itself around was well-founded, as Talbots recently announced a profitable second quarter of 2012, in which operating income increased to $5.6 million, 75% over the second quarter of 2011, positive results attributed to the Company’s ability to “execute on [its] strategic initiatives to improve the business.”

5.             Meanwhile, after several months of due diligence, Sycamore announced on May 7, 2012, an improved offer to acquire Talbots for $3.05 per share. That day, the Company and

Sycamore also announced that they entered into an exclusivity agreement to continue to negotiate a transaction. After two extensions of the exclusivity agreement, however, on May 25, 2012, the exclusivity agreement expired without Talbots and Sycamore reaching an agreement. The market responded swiftly and dramatically to this news, as Talbots’s stock price plummeted in the subsequent days to close at $1.29 on May 30, 2012.

6.             Then, inexplicably and in a move of apparent desperation, the Talbots Board panicked and agreed on May 31, 2012, to sell the Company to Sycamore at the heavily discounted price of $2.75 per share.  The Proposed Consideration represents a significant discount to the $3 per share offer the Board previously rejected because it substantially undervalued the Company, and is approximately 10% below Sycamore’s improved most recent offer of $3.05 per Talbots share.

7.             In order to lock in the Proposed Acquisition with the inadequate Proposed Consideration, the Board entered into numerous preclusive and onerous deal protection devices, set forth in the Agreement and Plan of Merger the Company entered into on May 30, 2012 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a “Top-Up” Option, which requires the Company to issue enough additional stock to Sycamore so that Sycamore can acquire one more share than the 90% threshold needed to exercise a short-form merger, and avoid a shareholder vote on the Proposed Acquisition; (ii) a no-solicitation provision prohibiting the Company from properly shopping itself; (iii) a five business day matching rights period during which Sycamore can match any superior proposal received by the Company; and (iv) a termination fee payable by the Company to Sycamore of $6 million if Talbots accepts a competing bid (plus potentially Sycamore’s expenses of up to $1.5 million). These provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

8.             To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants (as defined herein) to exercise their fiduciary duties to obtain a transaction which is in the best interests of Talbots’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

PARTIES

9.                                       Plaintiff Christopher R. Walsh is a shareholder of Talbots.

10.           Defendant Talbots is a Delaware corporation and leading specialty retailer and direct marketer of women’s apparel, shoes, and accessories.  Talbots provides customers with high quality, timeless fashion pieces through direct marketing and its 516 stores operated in the United States and Canada and online via the Company’s website.  Upon completion of the Proposed Acquisition, Talbots will become a wholly owned subsidiary of TLB.  The principal executive offices of Talbots are located at One Talbots Drive, Hingham, Massachusetts.

11.           Defendant Trudy F. Sullivan (“Sullivan”) is President, Chief Executive Officer and a director of Talbots and has been since August 2007. Sullivan is expected to retire from all of her positions at Talbots no later than June 30, 2012.

12.           Defendant Gary M. Pfeiffer (“Pfeiffer”) is Chairman of the Board of Talbots and has been since July 2009 and a director and has been since 2004.

13.           Defendant Susan M. Swain (“Swain”) is the Lead Independent Director of Talbots and has been since May 2010 and a director and has been 2001. Swain was also the Presiding Director of Talbots from May 2005 to May 2007.

14.           Defendant John W. Gleeson is a director of Talbots and has been since 2004.

15.           Defendant Marjorie L. Bowen is a director of Talbots and has been since April 2010.

16.           Defendant Andrew H. Madsen is a director of Talbots and has been since April 2010.

17.           Defendant Sycamore is a Delaware limited liability company and a private equity firm specializing in consumer and retail investments. Sycamore works with management teams of companies with significant growth potential to improve the operating profitability and strategic value of their businesses. Sycamore’s principal executive offices are located at 9 West 57th Street, 31st Floor, New York, New York.

18.           Defendant TLB is a Delaware limited liability company and the sole stockholder of Merger Sub.  Upon completion of the Proposed Acquisition, Talbots will become a wholly owned subsidiary of TLB.

19.           Defendant Merger Sub is a Delaware corporation and wholly owned subsidiary of TLB, formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. In connection with the Proposed Acquisition, Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock of Talbots. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into Talbots and will cease its separate corporate existence.

20.           The defendants named above in ¶¶11-16 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21.           Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and

(e)           will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

22.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as officers and/or directors of Talbots, are obligated under Delaware law to refrain from:

(a)           participating in any transaction where the officers’ or directors’ loyalties are divided;

(b)           participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23.           Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Talbots.  As a result of the Individual Defendants’ wrongdoing, neither plaintiff nor the Class will receive adequate or fair value for their Talbots common stock in the Proposed Acquisition.

24.           Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

BACKGROUND

25.           On December 6, 2011, several months after acquiring a 9.9% stake in the Company and following several weeks of attempted informal discussions, Sycamore formalized its interest in acquiring Talbots, offering to purchase the Company’s outstanding common stock for $3 per share.  In a December 6, 2011 letter to defendant Pfeiffer, Sycamore’s Managing Partner Stefan Kaluzny outlined the proposal and indicated that “[i]f the Board were to provide us with access to information, we could potentially get to a position where we would consider increasing our offer for the Company.”

26.           Two weeks after Sycamore presented its $3 per share offer, on December 20, 2011, Talbots rejected Sycamore’s offer on the basis that the proposal was “inadequate and substantially undervalue[d] the Company.” The Talbots Board pledged to explore a full range of strategic alternatives, including superior proposals, but the rejection mainly reflected the Board’s confidence in the Company’s intrinsic value as well as its belief in management’s ability to execute on various strategic initiatives to improve financial performance. In a conference call just days earlier, defendant Sullivan had outlined a new initiative aimed at reducing annualized costs by $50 million and affirmed that the Company was achieving success with its other strategic initiatives:

While we are encouraged by the better consumer response to our merchandise and improved sales trends, we will continue taking significant actions across our business to drive stronger results.

As we wrap up fiscal 2011 and head into 2012 we will continue to focus on product execution, aggressive inventory management, the completion of our cost reduction initiative, the expansion of our upscale outlet business and the ongoing implementation of our store re-image and store rationalization programs.

27.           At the time of Sycamore’s initial proposal, analysts shared the Board’s assessment of Talbots’s true value. Pamela Quintiliano from Oppenheimer reiterated her firm’s price target of $4 per share and “Outperform” rating on the stock in the wake of Sycamore’s offer, saying that an improved offer may be forthcoming.  As speculation regarding a renewed offer built in the weeks following the Company’s rejection of Sycamore’s offer, analyst Jennifer Davis at Lazard said in a January 23, 2012 note to investors, that the $3 offer was “too low,” and that Talbots was worth between $7 and $11 per share.

28.           Just days later, on January 27, 2012, Talbots and Sycamore formally began negotiations regarding a potential deal, disclosing that they had entered a confidentially agreement so that Sycamore could conduct preliminary due diligence. In the subsequent months and as the Company remained mum on any progress in negotiations or Sycamore’s review of Talbots’s books, analysts continued to express confidence in a strong valuation for the Company in an acquisition. In a March 28, 2012 report from Sterne Agee, for example, analysts Margaret Whitfield and Tom Nikic described a potential takeover range for Talbots of $3 to $6, and viewed “a takeover in the $3.00 to $4.00 range more likely.”

29.           Then, on May 7, 2012, Sycamore returned with an improved proposal to acquire the Company for $3.05 per share. In connection with the proposal, Talbots and Sycamore also entered into exclusivity agreement on May 7, 2012, which they subsequently renewed on May 15, 2012 and May 23, 2012.

30.           However, the exclusivity agreement expired on May 25, 2012, without Talbots and Sycamore reaching an agreement on Sycamore’s improved offer. On that day, the Company issued a press release stating that Sycamore was “not prepared to execute a transaction at this time,” but that Talbots “remains open to pursuing a transaction with Sycamore Partners at $3.05 per share.” The May 25, 2012 press release also emphasized that the Company would “actively explore other strategic alternatives and in the meantime will continue to be focused on executing its business plan and creating value for its shareholders.”

31.           Talbots also released its first quarter 2012 financial results on May 25, 2012, touting improved operating income and positive earnings for the first time in a year. Operating income was $5.6 million as compared to $3.2 million in the prior year, while the quarterly earnings per share were $0.07 as compared to consensus estimates of negative $0.02. Defendant Sullivan attributed the dramatically improved results to the Company’s success in lowering costs and pushing forward with its other strategic initiatives:

We are pleased to have achieved profitability in the first quarter, driven by improved merchandise margin compared to the prior year period as well as strong inventory and expense management. Overall, we continue to focus on further enhancing our product, re-engaging with our core customer and executing our key strategic initiatives as the Board continues to actively explore a full range of strategic alternatives.

Providing further insight on the Company’s progress in executing its business improvement initiatives, Talbots’s Investor Relations Chief Julie Lorigan told the media on May 25, 2012, that the Company was “continuing to execute [its] strategic initiatives to improve the business, [is] confident [it has] the financial strength and resources to do so, and [is] pleased with the progress made in the first quarter.”

32.           Analysts at Oppenheimer were also impressed by the efforts of Talbots’s management in the fourth quarter of 2011 and the first quarter of 2012. In a note published on May 25, 2012, the analysts applauded the Company for quickly implementing its cost reduction initiative and trimming $43 million of the targeted $50 million goal. Oppenheimer reiterated its price target of $4 per share, again vindicating the Board’s belief in Company’s true value.

33.           Yet despite these strong earnings and an improving outlook, the market reacted poorly to the news that Talbots and Sycamore failed to agree to terms on Sycamore’s improved offer.  The price for Talbots’s common stock plunged from $2.56 at market close on May 24, 2012, to $1.51 at market close on May 25, 2012. The price continued to trend downward in the days that followed, closing at $1.29 on May 30, 2012.

34.           Then, in an act of apparent desperation, the Talbots Board rushed back to the negotiating table and hastily accepted a substantially discounted offer from Sycamore. On May 31, 2012, Talbots announced an agreement for Sycamore to acquire its outstanding common stock for just $2.75 per share.  The Proposed Consideration values Talbots common stock at $0.25 less than the December 6, 2011 offer of $3 per share, which the Board previously rejected because it substantially undervalued the Company, and $0.30, or approximately 10%, less than the May 7, 2012 offer.  Moreover, the Board only provided less than a week to explore other strategic alternatives as they announced they would on May 25, 2012.

35.           The $2.75 per share Proposed Consideration is grossly inadequate on its own terms.  Bloomberg reported that the deal valued the Company’s equity at about $174 million, which represents 0.17 times Talbots’s reported sales, “the lowest revenue multiple ever paid for a U.S. apparel retailer in deals worth at least $100 million.” In describing the Board’s conduct upon the announcement of the Proposed Acquisition, Buzz Zaino of Royce & Associates LLC commented “[t]hey lost their focus and it’s been hard for them to get it back.”

THE PROPOSED ACQUISITION

36.           On May 31, 2012, Talbots issued a press release announcing a definitive agreement under which Sycamore will acquire all of the outstanding shares of Talbots via tender offer for $2.75 in cash per share. The press release announcing the Proposed Acquisition stated:

The Talbots, Inc. (NYSE:TLB) (“Talbots” or the “Company”) and Sycamore Partners today announced that they have entered into a definitive agreement pursuant to which an affiliate of Sycamore Partners will acquire all the outstanding common stock of the Company for $2.75 per share in cash. The transaction is valued at approximately $369 million, including net debt. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Talbots Board to maximize stockholder value. Under the terms of the agreement, which has been approved by the Company’s Board of Directors, Talbots stockholders will receive $2.75 in cash for each outstanding share of Talbots common stock they own. The purchase price represents a 113% premium to the closing price on May 30, 2012 and a 76% premium to the closing price on December 6, 2011, the closing price prior to the public disclosure of Sycamore’s initial proposal to acquire the Company.

Trudy Sullivan, President and Chief Executive Officer of Talbots, said, “We are pleased with the value this transaction delivers to our stockholders and believe that this is a positive development for all of our stakeholders. Sycamore Partners is a strong investor with substantial resources and expertise, and we look forward to operating as a private company under their ownership.”

“We believe in the Talbots brand and its more than 8,000 Associates,” said Stefan Kaluzny, a Managing Director of Sycamore Partners. “We look forward to a long and successful partnership with Talbots serving its many loyal customers.”

Under the terms of the agreement, an affiliate of Sycamore Partners will commence a tender offer for all of the outstanding shares of Talbots common stock. Closing of the transaction is conditioned upon satisfaction of minimum tender conditions, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act, receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction, a minimum level of availability being maintained under the Company’s current credit facilities and other closing conditions. Under certain circumstances, the parties may, at their option, pursue a one-step merger.

37.           On June 1, 2012, the Company also filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price. The Merger Agreement also reveals that the Board agreed to numerous draconian deal protection devices designed to preclude any competing bids for the Company.

38.           Section 1.03 of the Merger Agreement contains the irrevocable Top-Up option. This Top-Up option will allow Sycamore to pursue a short form merger and, thus, prevent any shareholder vote on the acquisition, even if it the requisite number of public shareholders do not tender their stock to Sycamore. In particular, section 1.03(a) states:

The Company hereby grants to Sub an irrevocable right (the “Top-Up”), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Sub at the time of the Top-Up Closing (after giving effect to the Offer Closing; provided, that Parent and Sub shall have the right to exclude for this purpose any shares tendered in the Offer pursuant to guaranteed delivery procedures), shall constitute one share more than 90% of the Fully Diluted Share Number; provided, however, that the Top-Up may not be exercised to purchase an amount of Top-Up Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. The Top-Up shall be exercisable only once, in whole but not in part.

39.           Under section 6.02 of the Merger Agreement, Talbots is also subject to a no-solicitation clause that prevents the Company from seeking a superior offer for its shareholders. Specifically, section 6.02(a) of the Merger Agreement states:

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Section 9.01 hereof and (ii) the Effective Time, the Company shall not, and shall not permit or authorize the Company Representatives and the Company Subsidiaries to:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or provide any information or data concerning the Company or any Company Subsidiary to any Person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii) provide or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

(iv) grant any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a Third Party to make an Acquisition Proposal (including providing consent or authorization to any Person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof) (other than with respect to clauses (iii) and (iv) to the extent the Company Board (or any authorized committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Laws; provided that, with respect to clause (iv), such waiver, amendment or release shall be limited to allowing a Third Party to make a private and confidential unsolicited written Acquisition Proposal to the Company Board, except that the Company may publicly disclose the identity of such Third Party and the terms and conditions of such Acquisition Proposal to the extent required by applicable Law);

(v) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 6.02(b)) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(vi) resolve or agree to do any of the foregoing.

40.           Though the Merger Agreement contains a “fiduciary out” provision that allows the Board to talk to other potential acquirers that approach the Company, this provision is actually illusory, especially in conjunction with the matching rights provision granted to Sycamore. According to the matching rights provision, the Company must notify Sycamore of the bidder’s offer, and should the Board determine that the unsolicited offer is superior, Sycamore is granted five business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s shareholders as the competing offer. Sycamore is able to match the competing offer because it is granted unfettered access to the competing offer, in its entirety, eliminating leverage that the Company has in receiving the competing offer. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly assures that any “auction” will be competitively skewed in favor of Sycamore.

41.           Also, pursuant to section 9.03 of the Merger Agreement, Talbots must pay Sycamore a $6 million termination fee if it accepts a superior proposal, and reimburse Sycamore for up to $1.5 million of expenses. This provision all but ensures that no competing offer will be forthcoming.  These termination payouts equate to $0.11 per share that would be paid to Sycamore rather than the Company’s shareholders in the case that any competing bidder does emerge to buy Talbots.

42.           These onerous deal protection devices were designed to preclude any competing offers that could present better value for the Company’s shareholders.  Through the use of the Top-Up option, no-solicitation provision, matching rights, and termination fee described herein, the Individual Defendants have effectively locked up the Proposed Acquisition at terms favorable to themselves and Sycamore, and detrimental to Talbots’s common shareholders.

THE PROPOSED ACQUISITION UNDERVALUES TALBOTS

43.           As shown above, the Proposed Consideration significantly undervalues the Company and its future prospects. The timing and nature of the Proposed Acquisition, however, cuts shareholders completely out of the benefits of these positive events.  In particular, by announcing the Proposed Acquisition on the same date that the Company beat expectations, the defendants were able to misleadingly present the Proposed Consideration as offering a substantial premium. In addition, the timing of the Proposed Acquisition served to cap the price of the Company’s stock at the Proposed Consideration.  The consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company, and is in fact substantially below the $3 per share offer the Board recently rejected because it substantially undervalued Talbots.

44.           The Proposed Acquisition is wrongful, unfair, and harmful to Talbots’s public shareholders.  Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Talbots on terms that do not adequately value the Company. Accordingly, the Proposed Acquisition will benefit the Individual Defendants and Sycamore at the expense of Talbots shareholders.

45.           As a result of defendants’ conduct, Talbots’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company.  The consideration reflected in the Proposed Acquisition agreement does not reflect the true inherent value of the Company that only the Individual

Defendants, as officers and directors of Talbots, and Sycamore and its affiliates had access to at the time the Proposed Acquisition was announced.

46.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•              withdraw their consent to the merger of Talbots and allow the shares to trade freely - without impediments including the no-solicitation provision, matching rights, and termination fee;

•              act independently so that the interests of Talbots’s public stockholders will be protected;

•              adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Talbots’s public stockholders; and

•              solicit competing bids to Sycamore’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

47.           Plaintiff brings this action for himself and on behalf of all holders of Talbots common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

48.           This action is properly maintainable as a class action.

49.           The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, there were approximately 70.2 million shares of Talbots common stock outstanding as of May 23, 2012.

50.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)           whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)           whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d)           whether Talbots aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e)           whether Sycamore, TLB, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f)           whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

51.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

52.           Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

53.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

54.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

55.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

56.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

57.           The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Talbots and have acted to put their personal interests ahead of the interests of Talbots’s shareholders.

58.           By the acts, transactions, and course of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Talbots.

59.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Talbots because, among other reasons:

(a)           they failed to take steps to maximize the value of Talbots to its public shareholders;

(b)           they failed to properly value Talbots and its various assets and operations; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the officers’ and directors’ own interrelationships or connections with the Proposed Acquisition.

60.           Because the Individual Defendants dominate and control the business and corporate affairs of Talbots, and have access to private, corporate information concerning Talbots’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Talbots which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

61.           By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

62.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Talbots’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

63.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

64.           As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Talbots’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

65.           Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Talbots

66.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

67.           Defendant Talbots aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Talbots, including plaintiff and the members of the Class.

68.           The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

69.           By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

70.           Talbots colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

71.           Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Sycamore, TLB, and Merger Sub

72.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

73.           Sycamore, TLB, and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.

74.           The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

75.           By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

76.           Sycamore, TLB, and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

77.           Sycamore, TLB, and Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Sycamore, TLB, and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Sycamore, TLB, and Merger Sub will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

78.           Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the Proposed Acquisition represents a breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.            Rescinding, to the extent already implemented, the Merger Agreement;

D.            Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E.             Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Talbots and obtain a transaction which is in the best interests of Talbots’s shareholders;

F.             Imposition of a constructive trust in favor of plaintiff and members of the Class,

upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.            Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.            Granting such other and further equitable relief as this Court may deem just and proper.

COOCH AND TAYLOR, P.A.

/s/ Gregory F. Fischer
BLAKE A. BENNETT (#5133)
GREGORY F. FISCHER (#5269)
The Brandywine Building
1000 West Street, 10th Floor
P.O. Box 1680
Wilmington, DE 19899
Telephone: (302) 984-3889
Facsimile: (302) 984-3939

Attorneys for Plaintiff
Of Counsel:

ROBBINS UMEDA LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
ARSHAN AMIRI
EDWARD B. GERARD
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

June 6, 2012